UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 23, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Brussels, 23 November 2021

Orange Belgium enters into exclusive negotiations with Nethys for the acquisition of 75% of the capital less one share of VOO SA

Following a competitive selection process, Orange Belgium was chosen by Nethys to enter into exclusive negotiations for the acquisition of 75% of the capital minus one share of VOO SA based on an enterprise value of €1.8 billion for 100% of the capital.

VOO SA is a telecoms operator that owns the cable network in the Walloon region and part of the Brussels region. VOO offers a portfolio of fixed and mobile telephony, broadband Internet and television services.

After 25 years of Orange's presence in Belgium, the acquisition of VOO will enable Orange Belgium to operate a very high-speed network in Wallonia and part of Brussels, thereby reinforcing the deployment of its convergent strategy at a national level.

The ambitious investment plan and the combination of both companies’ competences will make it possible to ensure and strengthen the quality of VOO's network in the long term, serving customers and the competitiveness of the Walloon and Brussels regions.

Orange's industrial project, the complementary nature of its assets and teams and the social culture of the two companies offers an attractive outlook for employees of both VOO and Orange Belgium.

The enterprise value of €1.8 billion for 100% of the capital corresponds to an EBITDA[1] multiple before synergies of 9.5x.

Orange Belgium, which currently has very low leverage, would finance this transaction by increasing its debt, with the support of Orange SA.

No further comment can be given on the process at this stage. Further details of the transaction will be disclosed at the time of signing.

About Orange Belgium

Orange Belgium is one of the major telecommunication operators on the Belgian market, with over 3 million customers, and in Luxembourg, via its subsidiary Orange Communications Luxembourg.

As a convergent player, it provides next generation connectivity services to residential customers through multi-gigabits mobile, cable and optic fiber networks, also relating to the Internet of Things. Its high-performance mobile network is equipped with the latest technologies and benefits from continuous investments preparing for the arrival of 5G. As a responsible operator, Orange Belgium is also investing to reduce its ecological footprint and promote sustainable and inclusive digital practices.

Orange Belgium is a subsidiary of the Orange Group, one of the main operators in Europe and Africa for mobile telephony and internet access and a world leader in telecommunication services for companies.

Orange Belgium is listed on the Brussels Stock Exchange (OBEL).

For more information go to: corporate.orange.be, www.orange.be or follow us on Twitter:

@pressOrangeBe.

Press contacts

Orange Group : Tom Wright ; tom.wright@orange.com ; +33 6 78 91 35 11

Orange Belgium : Younes Al Bouchouari ; younes.albouchouari@orange.com ; press@orange.be ; +32 (0)477 69 87 73

Investor relations contact

Orange Belgium : Koen Van Mol ; koen.vanmol@orange.com ; +32 495 55 14 99

[1] Based on VOO's EBITDA forecast for 2021.

ORANGE

Date: November 23, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations